Exhibit D.9: Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Form F-3 nos. 333-219550; 333-220284; 333-257113; and 333-259240

(2) Form S-8 nos. 333-09874; 333-130283; and 333-218913

of Canadian Imperial Bank of Commerce (“CIBC”) and the use herein of our reports of independent registered public accounting firm dated December 1, 2021, with respect to the consolidated financial statements of CIBC, which comprise the consolidated balance sheets of CIBC as at October 31, 2021 and October 31, 2020 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2021, and CIBC’s effectiveness of internal control over financial reporting as of October 31, 2021, each of which is included in Exhibit B.3(b) incorporated by reference in this Annual Report on Form 40-F.

We also consent to the reference to us under the caption “Experts”, which appears in the Annual Information Form included in Exhibit B.3(a) incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2021